NO ACT

DC
PE
1-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041746

Received SEC

MAR 1 1 2008

Washington, DC 20549

March 11, 2008

Jennifer F. Rudolph
Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/11/2008

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 25, 2008

Dear Ms. Rudolph:

This is in response to your letter dated January 25, 2008 concerning the shareholder proposal submitted to Wal-Mart by the As You Sow Foundation. We also have received a letter on the proponent's behalf dated February 15, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sanford J. Lewis
Attorney at Law
PO Box 231
Amherst, MA 01004-0231

WAL★MART

Legal

Jennifer F. Rudolph
Jennifer.Rudolph@walmartlegal.com

RECEIVED

2008 JAN 28 AM 10: 49

..FICE OF CHIEF COUNSEL
CORPORATION FINANCE

702 SW 8th Street
Bentonville, AR 72716
Main 479.273.4505
www.walmart.com

January 25, 2008

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of As You Sow Foundation

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Wal-Mart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Wal-Mart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Wal-Mart's 2008 Annual Shareholders' Meeting (the "*2008 Proxy Materials*"). The Proposal was submitted by the As You Sow Foundation (the "*Proponent*"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2008 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter is attached hereto as Exhibit A. In accordance with Rule 14a-8(j), we are providing six copies of this letter and its attachments to the Commission.

Wal-Mart intends to commence printing the 2008 Proxy Materials on or about April 14, 2008, so that it may begin mailing the 2008 Proxy Materials no later than April 17, 2008. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "*Board*") issue a report disclosing the Company's policies on nanomaterial product safety by June 2008. The supporting statement in the Proposal states the report "should (1) provide a summary of any product categories sold in Wal-Mart stores and clubs for which the management has been informed by manufacturers or distributors that some products contain nanomaterials, and (2) discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to respond to this public policy challenge."

II. Background.

As the world's largest retailer, Wal-Mart sells thousands of product lines and categories of products at its various locations in 13 countries around the world. Wal-Mart takes product safety very seriously. If the Company believes that any of the products it sells are unsafe, for any reason, the Company will discontinue the sale of all such products immediately.

Wal-Mart actively participates in programs that help ensure the safety of the products it sells. For example, during 2007 the Company launched its Toy Safety Net Program to enhance ongoing safety efforts. This program includes: (i) requesting all toy suppliers to submit recent documentation for toys currently for sale in Wal-Mart stores; (ii) increased product testing by independent labs for lead in the product surface coating, magnets, and removable parts on toys that could end up in a child's mouth; (iii) participating in discussions with toy industry organizations, Congress, and the U.S. Consumer Product Safety Commission regarding proposed legislation to increase toy safety; and (iv) asking suppliers to look for additional opportunities to buy toys from North America and ordering more toys from North America.

III. Ground for Exclusion.

The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the Proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. However, certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." 1998 Release. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). The Company believes that it may exclude the Proposal because it relates to ordinary business operations.

The Proposal seeks generally a report on the Company's product safety policies with respect to nanomaterials. However, it is excludable because, in actuality, the Proponent seeks to "micro-manage" the Company's retail business practices. By having the Company summarize any new initiatives or actions management is taking regarding products that may include nanomaterials, the Proponent seeks to have the shareholders involved in managing how the Company selects and assesses the safety of the products it sells.

The 1998 Release states that proposals may be seen as attempting to micro-manage the Company "where the proposal involves intricate detail…." As mentioned above, the Company sells thousands of product lines and categories of products at its various locations around the world. As noted on the Company's informational website, www.walmartfacts.com, the Company sources goods from companies in more than 70 different countries worldwide, and from nearly 61,000 U.S. suppliers. The selection of individual products and entire product lines involves complex business decisions, including an understanding and assessment of the materials in each of thousands of products, the design of those products and the safety of those products. By requesting the report in the Proposal, the Proponent seeks to have the Company's shareholders become involved in matters involving highly intricate detail and requiring medical, scientific and other highly specialized knowledge in order to make the necessary business assessments in the matters addressed by the Proposal. Nevertheless, these matters are a part of the Company's day-to-day, ordinary business operations.

The Staff recently concurred with this reasoning in *Family Dollar Stores* (available November 11, 2007)[1], *Walgreen Co.* (available October 13, 2006)[2] and again in a prior No-Action Letter submitted to the Commission by the Company (available March 24, 2006) (the "*2006 No-Action Letter*"). The excludable proposal addressed in the 2006 No-Action Letter asked the Board to "publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products." In addition, the report requested by the excluded proposal would have "summarize[d] the criteria used to evaluate such chemicals, and include[d] options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals." The Proposal asks for a report that, while admittedly worded differently, would contain much the same information as the Company's previously excluded report would have and would have the same effect of "micro-managing" the ordinary business of the Company. Like the properly excluded proposal considered in the 2006 No-Action Letter, the Proposal interferes with the Company's ability to operate its business on a day-to-day basis.

Furthermore, similar to the report addressed by the 2006 No-Action Letter, as well as the reports requested in the proposals in *Family Dollar Stores* and *Walgreen Co.*, by requesting a summary of "which, if any, product lines and categories sold in Wal-Mart stores may be affected by the new product safety concerns…; and the options for new initiatives or actions management is taking to respond to this public policy challenge, beyond those initiatives or actions already required by law," such a report would consist of complex scientific data in excess of current regulatory requirements that would be neither enlightening nor in furtherance of any investor-related determination. The scientific study required to determine "which, if any, product lines and categories sold in Wal-Mart stores may be affected by the new product safety concerns" would require the Company to engage a staff of scientists and various other experts to undertake a large-scale chemical and materials research project covering products sold by the Company in its over 4,100 units in the United States. Business decisions such as the allocation of resources for research are not suited to direct shareholder oversight.

---

[1] Permitting exclusion of a proposal requesting the board of directors issue a report evaluating company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products.

[2] Permitting exclusion of a proposal requesting the board of directors issue a report that would characterize the levels of dangerous chemicals in the company's products and describe options for new ways to improve the safety of the company's products.

The Staff provided additional clarification regarding the application of Rule 14a-8(i)(7) in Staff Legal Bulletin No. 14C (June 28, 2005) ("*SLB 14C*"), saying that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the Company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." On the other hand, SLB 14C said that "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." The Proposal fits squarely within the factors identified in SLB 14C that provide a basis for exclusion by asking the Company to engage in and report on an assessment of the public health risks related to its selected product lines. The Proposal would require a risk assessment of its supply chain and the selection of the product lines sold in the Company's stores. Those areas are squarely within the Company's ordinary business operations, which the Commission has made clear should be left to management and the Board.

Finally, just as the Company stated in its 2006 No-Action Letter, decisions concerning the selection of products to be sold in the Company's stores and clubs are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. The ability to make business decisions as to product lines is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately transferred to the Company's shareholders. Based on the foregoing, the Company believes that it may exclude the Proposal because the Proposal seeks to micro-manage the business affairs of the Company.

IV. Conclusion.

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2008 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2008 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2008 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-9353 or Jeffrey J. Gearhart, Senior Vice President and Deputy General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Jennifer F. Rudolph

Jennifer F. Rudolph
Counsel
Wal-Mart Stores, Inc.

cc: Michael Passoff
As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

Enclosures

Exhibit A

Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

December 19, 2007

Lee Scott
CEO
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716

Dear Mr. Scott,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We are a beneficial shareholder of Wal-Mart stock and are concerned about the company's policies on product safety, particularly in regards to the use of nanotechnology in its products.

I am hereby authorized to notify you of our intention to file the enclosed resolution regarding **Product Safety**, so that it will be included in the 2008 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934; and presented for consideration and action by the stockholders at the next annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

Enclosed is proof of ownership and that As You Sow has held its shares continuously for over a year. As You Sow will continue to hold shares in the company through the date of the annual general meeting.

Yours truly,

Michael Passoff
Associate Director
Corporate Social Responsibility Program

Cc: Ellen Kennedy, Calvert Group
Leslie Lowe, Interfaith Center for Corporate Responsibility
Julie Wokaty, Interfaith Center for Corporate Responsibility

Attachments (2)

Product Safety Report – Nanomaterials
Wal-Mart

Whereas:

The scientific community has raised serious questions about the safety of nanomaterials. The term "nanomaterials" refers to operative particles smaller than 1000 nanometers (nm). A nanometer measures one-billionth of a meter – by comparison a human hair is 100,000 nm across.

The ability of nanoparticles to be absorbed through the skin and to access the bloodstream remains poorly understood. Laboratory studies report that many types of nanoparticles interfere with normal cellular function and cause oxidative damage and cell death.

Some consumer products that incorporate nanomaterials are likely to be used by children and pregnant or nursing women. Moreover, personal care products are often inadvertently ingested or formulated with penetration enhancers that increase the delivery of chemicals to the bloodstream.

Potential dangers from exposure to nanomaterials are not limited to consumers. The National Institute for Occupational Safety and Health (NIOSH) has launched a multi-year program of additional research to assess potential risks to workers. In addition, nanomaterials used in cosmetics, anti-aging skin creams and sunscreens have been reported in laboratory studies to be much more toxic to aquatic life than their normal-scale counterparts under identical test conditions.

Given recent scientific findings, proponents believe companies that use nanomaterials in consumer products may face significant financial, liability and reputational risks.

Carbon nanotubes, for example, are similar in shape and rigidity to asbestos fibers – probably the most notorious commercial product from a liability standpoint. At least five laboratories have independently reported that carbon nanotubes cause progressive, irreversible lung damage in test rodents. Even more so than asbestos, nanomaterials possess qualities (shape, size, chemical reactivity) that have the potential to make them especially dangerous.

Proponents believe nanomaterials are sold to the public at large without adequate testing to ensure safety, and often without any notice or warning of their presence or potential hazard, placing manufacturers in potential peril. Tort claims, especially strict liability defective product claims, are most likely to emerge following exposure to nanomaterials used in consumer products, where the greatest numbers of people are likely to experience the largest degree of exposure.

Proponents believe that the best way to protect the public and to prevent unnecessary litigation-related financial losses may be to avoid producing products with nanomaterials unless they have been subject to robust evaluation for human health and environmental safety, and to label all products that contain nanomaterials.

Resolved:
Resolved: Shareholders request that the Board publish a report to shareholders on Wal-Mart's policies on nanomaterial product safety, at reasonable expense and omitting proprietary information, by June 2008.

Supporting Statement: Proponents believe the report should (1) provide a summary list of any product categories sold in Wal-Mart stores and clubs for which the management has been informed by manufacturers or distributors that some products contain nanomaterials, and (2) discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to respond to this public policy challenge.

(476 words; 12/20/07)

SANFORD J. LEWIS, ATTORNEY

February 15, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Wal-Mart Stores, Inc. seeking a Nanotechnology Policy Report On Behalf of The As You Sow Foundation.

Dear Sir/Madam:
The As You Sow Foundation (the "Proponent") is the beneficial owner of common stock of Wal-Mart Stores, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 25, 2008, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rule 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as Rule 14a-8(i)(7), it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of that Rule.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Jennifer F. Rudolph, Counsel, Wal-Mart Stores, Inc.

Summary

In light of the large number of product safety recalls that have occurred over the past year and the growing public policy response, including the increased attention of policymakers to the role of retailers in ensuring product safety, the Proponent is concerned that nanomaterials may pose one of the next product safety issues confronting the Company. Therefore, the Proposal seeks a baseline of very simple disclosure of Company policies related to nanomaterials and product safety.

The Company claims that this request for disclosure is an attempt to micro-manage. However, the Proposal does not focus on the intricate details of the Company's business but rather seeks very general and policy level disclosures about safety policies and nanomaterials, and demands very little new research or analysis. The Company also argues that the Proposal seeks an evaluation of risk. This is not the case because the Proposal is focused on disclosing policies, basic information and existing/planned actions. Accordingly, we urge the Staff to

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

reject the Company's arguments and conclude that it must include the Proposal in its 2008 proxy materials.

The Proposal

In its resolved clause the proposal asks:

> Shareholders request that the Board publish a report to shareholders on Wal-Mart's policies on nanomaterial product safety, at reasonable expense and omitting proprietary information, by June 2008.

It also includes a supporting statement noting that:

> Proponents believe the report should (1) provide a summary list of any product categories sold in Wal-Mart stores and clubs for which the management has been informed by manufacturers or distributors that some products contain nanomaterials, and (2) discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to respond to this public policy challenge.

Analysis

The Proposal is Properly Focused at a Very Broad Policy Level and Does Not Seek to Micro – Manage the Company. The Company claims that the Proposal is excludable because it allegedly seeks to micro-manage the Company's day-to-day affairs. We urge the Staff to reject the Company's attempt to spin the plain meaning of the Proposal by greatly exaggerating what it asks of the Company. The Company has built a tenuous tower of false characterizations that portrays the Proposal as an effort to involve shareholders in its highly complex relationships with producers and distributors. Nothing could be farther from the truth. The plain language of the Proposal demonstrates that it is focused on disclosing existing or new Company product safety policies and very rudimentary information about reports already known to the Company regarding whether there are nanomaterials in *categories* of products. This is not intended to be an analytical report at all, but merely a *reporting back* to shareholders, as the supporting statement describes, on (a) whether the company has been told by manufacturers of products of the use of nanotech within each of the company's broad product categories; and (b) whether the company is taking any new initiatives or actions on this issue.[1]

[1] The simplicity of this request is also demonstrated by the timing of the requested report. Wal-Mart typically holds its annual meeting at the beginning of June. The report is requested to be delivered within the month, again, reflective of the sense of the proponents that what is being sought is a report of information readily available to the management.

Under Rule 14a-8(i)(7), the Commission has indicated that shareholders, as a group, are not in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

The Proposal is worded very generally and simply requests a report on nanomaterial product safety policies. The resolved clause does not seek to impose any particular methodology of developing or presenting the report. It does not seek any intricate details, but leaves the level of detail in the Board's discretion. Clearly the supporting statement provides suggestions about the content of the report, but inherent in the suggestion is the realization that the Board may decide to structure the report differently. Furthermore, the supporting statement in itself cannot be said to seek intricate details. What we see in the supporting statement is a broad policy ask that, critically, suggests a focus on "product categories" rather than individual products or product lines. The proponents do not expect extensive or systematic research; what they seek is broad disclosure of what the management knows, and whether it is doing anything. We imagine a report that is a few paragraphs or a few pages – not a systematic report, but a "state of play" summary.

These features of the Proposal make it meaningfully distinct from the cases cited by the Company.

Family Dollar Stores (November 11, 2007) is materially different from the Proposal in at least one very important way. *Family Dollar* expressly asked the company to systematically evaluate individual products, whereas the Proposal is focused on reporting on broad corporate policies and product categories. For example, if the company in *Family Dollar* implemented that proposal they would be evaluating each and every brand and variety of toothpaste sold in the store. That could mean some 50 different items. Expand that into all of the items that the company sells and it quickly becomes evident that *Family Dollar* was seeking a systematic evaluation of thousands of products – i.e. micro-management.

In contrast, the Proposal suggests the Company consider the issue of nanomaterials at the ***category*** level. Looking at Wal-Mart's website (www.walmart.com) it is evident that the Company divides its merchandise into 15 categories (Apparel, Baby, Books, Electronics, Garden & Patio, Gift Cards, Gifts & Flowers, Home, Jewelry, Movies, Music, Pets, Sports, Toys, and Video Games). Considering whether the company has received notices from manufacturers about the use of nanotech in any products within these 15 categories is completely different than a systematic evaluation of thousands of individual products. See *also Wendy's International* (February 10, 2005) discussed below. Consequently, the Proposal is not analogous to *Family Dollar* and does not seek to micro-manage the Company.

It is also evident that *Walgreen Co.* (October 13, 2006) is distinguishable from the Proposal. In *Walgreen*, the proposal focused on "product lines" whereas the Proposal focuses on product categories. Product lines may be construed as applying to individual products or brands; in contrast, product categories are flexible, subject to the interpretation of management, and could easily be construed to be the 15 categories listed on the Wal-Mart website. Furthermore, the *Walgreen* proposal sought to involve the company in taking detailed steps for actually determining what chemicals of concern were present in their products. In addition, that proposal asked the company specifically to contemplate changing product composition. Combined, these two differences inherently focused on the proposal on the minute details of a panoply of specific product ingredients and therefore brought it within the "sale of particular products" exclusion. In comparison, the Proposal does not focus on "particular products," but is focused on the far more general area of product categories. The Proposal asks the Company to simply report on its safety policies and in that report identify which products producers report contain nanomaterials and what, if anything, the Company is doing to respond to the issue. This does not specifically raise the prospect of reformulation nor does it seek to tell the Company to stop doing business with such producers. If the Company ***is currently*** taking steps to respond that is certainly not involving the shareholders in the minutiae of the Company's operations. All the Proponent seeks is a ***disclosure*** of any steps the Company may be taking to respond to the issue; and that is fundamentally different than seeking to prescribe to the Board a specific action to be taken in the future with respect to the sale of particular products.

With respect *Wal-Mart Stores, Inc.* (March 24, 2006) the Company readily admits that the 2006 proposal is worded differently, but tries to dismiss those differences out of hand. The Proposal is worded differently because it is was developed with the specific intent of learning from prior Staff decisions, and not crossing the line into micro-management. In *Wal-Mart 2006*, the proposal sought:

> a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

A plain reading of the proposal shows that it was not focused on product categories, but rather the details of each individual product. *Wal-Mart 2006* was seeking systematic minimization of customer exposure and a systematic identification of toxic chemicals in stocked products. In contrast the Proposal seeks a report on broad policies with a summary list of product categories. Where *Wal-Mart 2006* was focused on the Company implementing an in depth analysis of stocked products, the Proposal is focusing on disclosure of when producers inform the Company of nanomaterials in (the much more general area of) product categories. Despite the Company's dismissal of these differences, such distinctions are very real in light of the micro-management exclusion.

We believe these are distinctions the Staff recognizes. On multiple occasions, the Staff has permitted proposals that seek a reasonable level of disclosure about the use of ingredients of concern by producers, distributors and retailers. See *Exxon Mobil Corp.* (March 12, 2007) (carbon disclosure at retail outlets); *PepsiCo, Inc.* (March 2, 2007) (disclosure of genetically engineered ingredients on labels of all products including retail products); *CVS Corporation*, (March 3, 2006) (toxic chemicals and product safety) ; *Wal-Mart Stores, Inc.* (March 14, 2003) (toxic substances); *Avon Products, Inc.* (March 3, 2003) (parabens); *Kroger Co.* (Apr. 12, 2000) (genetically engineered ingredients); *Baxter Int'l. Inc.* (March 1, 1999) (PVC); and *Time Warner Inc.* (February 19, 1997) (chlorinated paper).

The level of detail sought by the Proponents is analogous to the level of detail allowed by Staff letters in the past. For example, in *Wendy's International, Inc.* (February 10, 2005) which was deemed permissible, the proposal simply sought a sustainability report from the company. However, the supporting statement read as follows:

> **Supporting Statement**
> The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.
>
> We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

The company challenged this proposal arguing that these recommendations imposed highly detailed reporting obligations. In comparison to the Proposal, the *Wendy's* proposal sought a relatively higher level of detail and was less deferential to the Board. Whereas the Proposal simply suggests the report provide a summary list of product categories and a discussion of new initiatives and actions, the *Wendy's* proposal declared specifically that the "report should include Wendy's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability." Whereas the Proposal leaves it up to the Board to determine how to develop, research and present the content of the report, the *Wendy's* proposal pointed to specific guidelines on report content "including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility)." In comparison to *Wendy's*, the Proposal seeks a significantly lower level of detail and is dramatically more deferential concerning methods of implementation. Accordingly, we believe the micro-management exclusion does not apply.

The Proposal is also significantly less focused on minutiae than proposals that have be excluded on micro-management grounds. Take for example *General Motors* (March 30, 2005), which the Staff excluded "as relating to GM's ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)." That proposal read as follows:

> Now therefore be it resolved by the stockowners of General Motors Corporation to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that GM staff deems relevant:
>
> > **1. What Temperatures**
> > For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used in discussing "global warming" or "global cooling."
> >
> > **2. What Atmospheric Gases**
> > The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by GM staff. Relevant ranges of percent increases/decreases shall be chosen by GM staff.
> >
> > **3. What Sun Effect**
> > The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be chosen by GM staff.

> **4. What About Carbon Dioxide Production**
> Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by General Motors), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by GM staff.
>
> **5. What About Carbon Dioxide Absorption**
> Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by GM staff.
>
> **6. What Costs/Benefits**
> A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be chosen by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff.

This is as clear example of micro-management as there is, and we believe this represents what the SEC intended in the 1998 Interpretive Release. It is abundantly clear that the Proposal is not remotely similar to the *General Motors* proposal and therefore we respectfully request the Staff reject the Company's argument.

The Company has taken the current resolution and tried to convert it into something akin to *General Motors* by arguing that in reality it would be required to assess the "materials in each of thousands of products, the design of those products and the safety of those products." It goes on with the list of onerous demands by alleging that the Proposal focuses on matters of "medical, scientific and other highly specialized knowledge." This could not be farther from the truth. First, a report on nanomaterial product safety policies would not inherently require the Company to assess thousands of products and could be drafted in plain English that does not require highly specialized knowledge to understand. The Company already has published policies and reports on equally complex subjects such as renewable energy, waste reduction and sustainability.
http://www.walmartstores.com/GlobalWMStoresWeb/navigate.do?catg=217 . There is no evidence in these reports that, for example, the Company had to assess the waste stream of goods from "companies in more than 70 different countries worldwide, and from nearly 61,000 U.S. suppliers." The Company is simply trying to blow the Proposal vastly out of proportion and make it look like a monstrous request for information. It would appear the

Company has produced comparable reports to its shareholders and stakeholders on numerous occasions and there is no reason to think it cannot do so again.

The second error in the Company's representations is that the supporting statement does not expressly or implicitly require it to assess the "materials in each of thousands of products, the design of those products and the safety of those products." If the Company chose to adopt the suggestions in the supporting statement it would simply provide a summary list regarding which of its product categories it has been informed by manufacturers or distributors contain nanomaterials in some products. This plainly does not require anything like an assessment of products from "companies in more than 70 different countries worldwide, and from nearly 61,000 U.S. suppliers." Again, there is nothing inherent in the resolved clause or the supporting statement that requires intricate detail our burdensome research. This is a reasonable request that does not violate the micro-management exclusion.

Nanomaterials and Product Safety are Significant Policy Issues. Retailers, including Big Box retailers like Wal-Mart, are facing increasing pressure from the public and retailers to stand behind the safety of the products they sell. This is why the use of nanotechnology in products it sells poses such a formidable policy challenge to Wal-Mart, and one on which it has disclosed no information to shareholders as yet.

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues … generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). This guidance demonstrates that a subject matter's status as a significant policy issue trumps the company's portrayal of it as an ordinary business matter. Consequently, when making its case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. It is only when the Company is able to show that the Proposal raises no substantial policy consideration that it may exclude the Proposal. Clearly, this is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

While the Company's letter does not question whether nanomaterials and product safety are significant policy issues, the following briefly demonstrates that the issues are significant enough to warrant shareholder attention. Currently, $32 billion worth of products incorporating nanomaterials were sold in 2005. This is twice the amount sold in 2004. Current annual worldwide investment in nanotechnology research exceeds $9.6 billion. The rapid adoption of this technology has become a subject of concern in the investment community.

The Reinsurer, Swiss Re, considers the potential public health risks and liabilities associated with of nanotechnology of such import that it has commissioned its own studies of the hazards. As Marcel Burge, Risk Engineering Services, Swiss Re put it, "Never before have the risks and opportunities of a new technology been as closely linked as they are in nanotechnology. It is precisely those characteristics which make nanotechnology particles so valuable that give rise to concern regarding hazards to human beings and the environment alike." See http://www.swissre.com/resources/31598080455c7a3fb154bb80a45d76a0-Publ04_Nano_en.pdf

Experts indicate that these characteristics, such as decreased size and increased surface area, produce qualities that would not be seen in larger particles of the same substance. As size decreases and reactivity increases, harmful effects may be intensified, and normally harmless substances could take on more hazardous characteristics. For instance, carbon nanoparticles have asbestos-like qualities and are anticipated by experts to have a strong potential for similar hazards.[2] Laboratory studies provide evidence that nanomaterials pose a unique set of risk factors.[3,4] For example, nanoparticles found in some sun screens interfere with normal cell growth in laboratory studies..

These hazards to the health and environment could become the responsibility of retailers such as Wal-Mart. Retailers are increasingly being called on to account for the safety of their products, as consumer and activist pressure has pushed lawmakers and regulators to strengthen requirements for retailers to police the safety of the products they sell.

In an article reported in the Wall Street Journal, Appended to this letter as **Appendix A**, Consumer Product Safety Commission (CPSC) Acting Chair Nancy Nord announced at the National Press Club the intent of the CPSC to require retailers to test the products they sell and certify their safety, pending the passage of product-safety legislation currently before Congress.

"[CPSC] has [traditionally] focused on product manufacturers, and not an awful lot of attention to retailers and making sure that retailers understood their responsibility," Nord said. "But with the big-box retailers coming in, that focus has changed."

"[Retailers have] the ultimate responsibility at the end of the day to make sure that their products are safe and if they do not, we will take enforcement activity at the product sellers," she added.

---

[2] Holsapple M, et al (2005). "Research strategies for safety evaluation of nanomaterials, Part II: Toxicological and safety evaluation of nanomaterials, current challenges and data needs". Toxicological Sciences 88(1):12

[3] Oberdörster G, Oberdörster E and Oberdörster J (2005). "Nanotoxicology: an emerging discipline from studies of ultrafineparticles". Environmental Health Perspectives 113(7):823-839

[4] Hett, Annabelle, et al. Nanotechnology: Small matter, Many Unknowns. Swiss Reinsurance Company. 2004. pp.7, 25

Retailers must take this responsibility seriously. While manufacturers make products and clearly carry primary accountability for their safety, retailers link directly to consumers, and so increasingly share responsibility to ensure they sell items free of hazardous toxic ingredients. Wal-Mart has already introduced quality controls on their supply chains to monitor against the use of harmful ingredients and raw materials. Nanomaterials must be considered within the same framework as other liability-creating materials such as toxic chemicals. Nanotechnology is at the forefront of innovation across diverse sectors such as electronics and cosmetics.

The issue of nanotechnology is also gaining the attention of federal regulators. On January 28, 2008, the US Environmental Protection Agency (EPA) launched the Nanoscale Materials Stewardship Program to glean more information about nanoscale materials in an effort to manage the risks posed by nanotechnology-enabled products. Under the program $7 million has been awarded to universities for research examining possible dangers to humans and environmental health posed by manufactured nanomaterials. "Nanotechnology is an exciting new field with the potential to transform environmental protection. But it is critical to know whether nanomaterials could negatively impact health or the environment," said George Gray, the assistant administrator of EPA's Office of Research and Development.
http://www.rsc.org/chemistryworld/News/2008/February/04020802.asp

These issues are being addressed in the midst of a staggering number of toxic chemical related product recalls that have effected many retailers including the Company.
http://www.walmart.com/catalog/catalog.gsp?cat=651279 . Wal-Mart Stores has also demonstrated the significance of product safety by committing to support an industry standard that would eliminate PVC from children's products. For the reasons given above these issues are significant policy issues that shareholders are permitted to consider in the annual meeting.

The Proposal Does Not Seek an Evaluation of Risk. The Company claims that the Proposal is excludable because it allegedly requires "an assessment of the public health risks related to its selected product lines ....[and] supply chain." There is no evidence in the Proposal that an assessment of risk is expressly or implicitly required. The Company would not have to conduct a risk assessment to disclose its policies (if any) on nanomaterial product safety – it would simply need to provide a report that documents or describes such a policy. If there is no policy, then the Company can simply disclose that fact.

The same is true if the Company decided to follow the Proponents suggestion of disclosing a summary list of product categories for which the Company has been informed that some products contain nanomaterials. There is nothing in producing such a disclosure that would require any assessment, let alone an assessment of risk. Finally, the Proposal does not ask the Company to develop or analyze or evaluate any new initiatives or actions that it is taking to respond to this public policy issue. It is only asking the Company to disclose any existing or new policies.

As we understand the precedents on evaluation of risk, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. However, if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. The present proposal falls within the latter category. See *Burlington Northern Santa Fe Corporation* (December 27, 2007); *Newmont Mining Company* (Feb. 4, 2004); and *Xcel Energy Inc.* (Apr. 1, 2003).

Conclusion

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: Michael Passoff, As You Sow Foundation
Jennifer F. Rudolph, Wal-Mart Stores, Inc.

Appendix A

M.P. McQueen, "Safety Push Focuses on Retailers: Sellers Face Scrutiny As More Products Are Made Abroad," *Wall Street Journal*, 8 January 2008, p A3.
http://online.wsj.com/article/SB119976060860973901.html?mod=rss_whats_news_us

Retailers may come under increased scrutiny from the Consumer Product Safety Commission, the agency's acting chairman said yesterday.

Nancy Nord said the shift in strategy is necessary because many of the 15,000 household products regulated by the agency are made abroad, not in the U.S. as most were when the agency was created in 1973. At that time, most of the agency's enforcement efforts were focused on product manufacturers.

Ms. Nord, speaking at the National Press Club in Washington, said the agency will focus additional attention on retailers if pending product-safety legislation before Congress passes, requiring retailers to make sure that products they sell are tested and certified for safety because they, along with manufacturers, bear the legal responsibility for the safety of products they sell.

The U.S. companies that sell the products have "the ultimate responsibility at the end of the day to make sure that their products are safe and if they do not, we will take enforcement activity at the product sellers," Ms. Nord said in response to a reporter's question after her prepared remarks.

Until now, the agency "has focused on product manufacturers, and not an awful lot of attention to retailers and making sure that retailers understood their responsibility. But with the big-box retailers coming in, that focus has changed," she said.

A spokesman for the retail industry expressed some surprise at her remarks about the agency's stepped-up enforcement of stores and distributors. "We agree that retailers have a role to play in all this but it is not the same sort of role as the manufacturer," said Erik Autor, vice president and international trade counsel for the National Retail Federation, a trade group.

"The primary responsibility has to fall on the manufacturer," he said. "Our view is that the most effective point to enforce and determine safety is at the point of manufacture. It is too late at the point of sale."

Ms. Nord, however, cited a 2005 agreement with Wal-Mart Stores Inc., the nation's largest retailer by revenue, that requires the Bentonville, Ark., company to report detailed data on product-safety complaints to the agency and share it with suppliers. The effort is aimed at improving product safety, especially of foreign-made goods, including toys, more than 80% of which are made overseas.

Ms. Nord also announced plans for expanding inspection of imported goods using new funds appropriated by Congress. The plans include, for the first time, posting full-time inspectors at some of the nation's busiest ports including Long Beach, Calif., and Seattle, and implementing a new import-tracking surveillance system in cooperation with U.S. Customs and Border Protection. Ms. Nord said the inspections would target high-risk products such as toys, fireworks and electrical equipment, and suspect shipments.

As concerns about the safety of goods from China in particular reached a zenith in 2007, with recalls of millions of units of children's toys and jewelry, several bills were introduced in Congress aimed at improving the safety of imported consumer products. Criticism of the agency and Ms. Nord mounted, with some Democratic members of Congress calling for her resignation.

In December, the House passed the first significant legislation overhauling the agency in nearly a generation on the last day of session. A Senate committee approved a bill that consumer advocates consider tougher, but it remains in committee. Meanwhile, Congress approved an additional $80 million for the beleaguered agency, which has 400 staff members.

Ms. Nord suggested that some of the media reports about product safety last year approached "hysteria," and said the fact that the number of recalls had increased from 467 in fiscal year 2006 to 472 in 2007 was a sign that the agency was doing its job by effectively removing defective and dangerous products from the shelves.

Rachel Weintraub, an advocate for the Consumer Federation of America, who attended the speech by Ms. Nord at the National Press Club, said "acknowledging the need for the agency to change is positive" but that she was "disappointed" the agency chief seemed to suggest that product-safety concerns were overblown.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 25, 2008

The proposal requests that the board publish a report on the company's policies on nanomaterial product safety.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (i.e., sale of particular products). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

William A. Hines
Special Counsel

END